EXHIBIT B

MOTORSHIELD INC DBA MOTOSHIELD PRO
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.

Motorshield Inc dba Motoshield Pro
Attn: Rick Fung
2150 Chenault Drive / Suite 315
Carrollton, TX 75006

Ladies and Gentlemen:

I commit and subscribe to purchase from MOTORSHIELD INC DBA MOTOSHIELD PRO, a Delaware Corporation (the "Company") "Class B Common Shares" in the dollar amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Class B Common Shares subscribed to hereby shall be issued to me in the form of shares.

With respect to such purchase, I hereby represent and warrant to you that:

1 Residence.

I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2 Subscription.

a. I hereby subscribe to purchase the number of Class B Common Shares set forth below, and to make capital contributions to the Company in the amounts set forth below, representing the purchase price for the Class B Common Shares subscribed.

   Principal Amount of Class B Common Shares .... (1)

   (1) A minimum purchase of $5000, is required for individual investors. Amounts may be subscribed for in $1000 increments.

b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to "**SILICON PRAIRIE PORTAL & EXCHANGE FBO MOTORSHIELD INC DBA MOTOSHIELD PRO**" in an amount equal to 100% of my total subscription amount.

   Portal Transaction ID (TXID) ....

c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor.

In connection with the sale of the Class B Common Shares to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the FORM-C, dated on or about 2024-09-05 00:00:00, (the "Memorandum"), relating to the offering of the Class B Common Share.

a. I have carefully read the Memorandum, including the section entitled "Risks Factors", and have relied solely upon the Memorandum and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Class B Common Shares.

b. I have been given access to full and complete information regarding the Company (including the opportunity to meet with the CEO of the Company and review all the documents described in the Memorandum and such other documents as I may have requested in writing) and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in, the Memorandum.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Class B Common Shares, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Class B Common Shares).

d. I understand that an investment in the Class B Common Shares is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Class B Common Shares. I can bear the economic risk of an investment in the Class B Common Shares for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Class B Common Shares, that there are significant restrictions on the transferability of the Class B Common Shares and that for these and other reasons, I may not be able to liquidate an investment in the Class B Common Shares for an indefinite period of time.

f. I have been advised that the Class B Common Shares have not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

i. I understand that neither Company nor any other party acting on behalf of Company has made or makes any representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, written or oral, with regard to Company, its business, or this Subscription Agreement, including with respect to any projections, estimates or budgets of future revenues, earnings, prospects, results of operations, cash flows or financial condition or success (or any component of any of the foregoing) of Company or its business, or the conversion or performance of this Subscription Agreement, or any representation or warranty arising from statute or otherwise at law, and I hereby disclaim all such other representations and warranties.

4   Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Class B Common Shares, (ii) the purchase of the Class B Common Shares is a long-term investment, (iii) the transferability of the Class B Common Shares is restricted, (iv) the Class B Common Shares may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Class B Common Shares.

b. I represent and warrant that I am purchasing the Class B Common Shares for my own account, for long term investment, and without the intention of reselling or redistributing the Class B Common Shares. The Class B Common Shares are being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding any of the Class B Common Shares. My financial condition is such that it is not likely that it will be necessary for me to dispose of any of the Class B Common Shares in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Class B Common Shares and for which the Class B Common Shares were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

d. I understand that any sale, transfer, pledge or other disposition of the Class B Common Shares by me (i) may require the consent of the CEO of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5 Additional Representations of Investor.

In connection with the sale of the shares to me, I further represent and warrant to the Company as follows:

a. Individual Investor Only. I am of legal age in my state of residence and have legal capacity to execute, deliver and perform my obligations under this Subscription Agreement and the shares. The Subscription Agreement and the shares are my legal, valid and binding obligations, enforceable against me in accordance with their respective terms.

b. Entity Investor Only. The undersigned is a duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the shares and to subscribe for and purchase the shares subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the shares as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the shares by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the shares are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

c. I desire to invest in the shares for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the shares are derived from legitimate and legal sources, and neither such funds nor any investment in the shares (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the shares.

   If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d. I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e. I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the shares to me, and the shares would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the shares.

f. If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the shares to me.

g. I acknowledge and agree that any approval or consent of a shares holder required under the shares may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6 Investor Qualifications.

I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a. **Accredited Investor – Individuals.** I am an INDIVIDUAL and:
   - ☐ i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

   - ☐ ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

   - ☐ iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

   - ☐ iv. I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

   - ☐ v. I am a director or executive officer of MOTORSHIELD INC DBA MOTOSHIELD PRO

   [2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:
   - ☐ i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

   - ☐ ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

   - ☐ iii. The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

   - ☐ iv. The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

   - ☐ v. The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

   - ☐ vi. The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

   - ☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

      - ☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

      - ☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

      - ☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

   - ☐ viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

   - ☐ ix. The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Class B Common Shares and one or more of the following is true (check one or more, as applicable):

      - ☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

      - ☐ (2) a corporation;

      - ☐ (3) a Massachusetts or similar business trust;

      - ☐ (4) a partnership; or

☐   (5)   a limited liability company.

☐   x.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring Class B Common Shares and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Class B Common Shares.

☐   xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐   xii.   The undersigned is an investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐   xiii.   The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐   xiv.   The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐   xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000

☐   xvi.   The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐   xvii.   The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐   xviii.   The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

☐   The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor; that the information regarding my income, networth and outside investments provided to the portal are true and correct.

7   Miscellaneous.

a. I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b. I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Class B Common Shares. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c. This Subscription Agreement shall be construed and interpreted in accordance with Minnesota law without regard to the principles regarding conflicts of law.

d. The terms and provisions of the Restriction Rider attached hereto are hereby incorporated by reference. I agree to each covenant and agreement in the Restriction Rider as a material part of this Subscription Agreement.

e. I acknowledge and agree that the Company will be irreparably damaged in the event any of the provisions of this Subscription Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that the Company shall be entitled to an injunction to prevent breaches of this Subscription Agreement, and to specific enforcement of this Subscription Agreement and its terms and provisions, without the requirement of posting bond, proving actual damages, or other similar requirement.

f. The terms and conditions of this Subscription Agreement will inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Subscription Agreement, express or implied, is intended to confer upon any party other than the parties to this Subscription Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Subscription Agreement, except as expressly provided in this Subscription Agreement.

g. This Subscription Agreement (including the Exhibits, Riders, and Schedules to this Subscription Agreement) together with the Restated Certificate of Incorporation (the "Restated COI") constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

h. This Subscription Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

i. The title of and the section and paragraph headings contained in this Subscription Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of any of the terms or provisions of this Subscription Agreement. The term "this Subscription Agreement" or "this Agreement" means this Subscription Agreement together with all Schedules, Riders Exhibits, Addenda, Annexes, and other attachments hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof, including, without limitation the Restriction Rider. The word "or" shall be interpreted as inclusive (i.e. inclusive of "and"), unless otherwise stated. The word "including" or any variation thereof means "including, without limitation" and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word "will" shall be construed to have the same meaning and effect as the word "shall,." References in this Subscription Agreement to any law shall be deemed also to refer to such law, as amended, and all rules and regulations promulgated thereunder. The words "herein," "hereof," 'hereunder" and other words of similar import refer to this Subscription Agreement as a whole, including the Schedules, Exhibits, Addenda, Annexes, and other attachments hereto, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Subscription Agreement. The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. All references herein to "$" or dollars shall refer to United States dollars. Whenever this Subscription Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified, and if so specified, business days shall mean days for which banks are open in the State under which law this Subscription Agreement is governed and construed, unless otherwise specified. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a business day, such time period shall be extended to the next business day following the day on which it would otherwise end. References in this Subscription Agreement and all Schedules, Exhibits, Addenda, Annexes, and other attachments hereto to any contract (including this Subscription Agreement) mean such contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof.

j. All notices and other communications given or made pursuant to this Subscription Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipientŠs next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. I acknowledge and agree that all communications to me will be sent to the address I provide the Company on the signature page hereof.

k. I represent to the Company that except pursuant to agreement entered into by the Company, the Company will not be obligated for any finderŠs fee or commission in connection with my purchase of Class B Common Stock hereunder.

l. Except as specified in the Restriction Rider, any term of this Subscription Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company, (ii) the holders of a majority of the shares of Class A Common Stock then-outstanding, and (iii) the holders of a majority of the shares of Class B Common Stock then-outstanding. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any Investor hereto that did not consent in writing to such amendment, termination or waiver.

m. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Subscription Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

n. No delay or omission to exercise any right, power or remedy accruing to any party under this Subscription Agreement, upon any breach or default of any other party under this Subscription Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring. No waiver of any single breach or default will be deemed a waiver of any other breach or default regardless of whether the other breach or default occurred before or after the waiver. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Subscription Agreement, or any waiver on the part of any party of any terms or conditions of this Subscription Agreement, must be in writing and will be effective only to the extent specifically set forth in such writing. All remedies, either under this Subscription Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

o. The Company may, in its sole discretion, decide to deliver any documents related to this Subscription Agreement or any notices required by applicable law or the CompanyŠs Restated COI, Bylaws, or this Subscription Agreement by email or any other electronic means. Each Shareholder hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

MOTORSHIELD INC DBA MOTOSHIELD PRO RESTRICTION RIDER TO SUBSCRIPTION AGREEMENT

This Restriction Rider (this "Rider") is made with reference to MOTORSHIELD INC DBA MOTOSHIELD PRO (the "Company"), and is attached to, made a material part of and hereby incorporated into the Subscription Agreement of the Company delivered by the investor named therein ("Investor"). The rights, duties and obligations under this Rider will terminate immediately prior to the closing of the CompanyŠs IPO (defined below).

1.   **RESTRICTIONS ON TRANSFER; DRAG ALONG.**

   1.1 **Limitations on Disposition.** Each Person owning of record shares of Class B Common Stock and any shares of Common Stock issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "**Securities**") or any assignee of record of Securities (each such Person, a "**Stockholder**") will not make any disposition of all or any portion of any Securities unless:

   1.1.1 there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

   1.1.2 such Stockholder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Stockholder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act. Notwithstanding the provisions of Section 1.1.1 and Section 1.1.2, no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Stockholder that is a partnership, limited liability company, corporation or venture capital fund to (A) a partner of such partnership, member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Stockholder), (C) a retired partner of such partnership or a retired member of such limited liability company, or (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Stockholder to the Stockholder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms and conditions of this Rider to the same extent as if the transferee were an original Investor under this Rider.

   1.2 **"Market Stand-Off" Agreement.** To the extent requested by the Company or an underwriter of securities of the Company, each Stockholder, and any transferee thereof (each, a "Stockholder"), will not, without the prior written consent of the managing underwriters in the IPO (as defined below), offer, sell, make any short sale of, grant or sell any option for the purchase of, lend, pledge, otherwise transfer or dispose of (directly or indirectly), enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership (whether any such transaction is described above or is to be settled by delivery of Securities or other securities, in cash, or otherwise), any Securities or other shares of stock of the Company then owned by such Stockholder, or enter into an agreement to do any of the foregoing, for up to 180 days following the effective date of the registration statement of the initial public offering of the Company (the "IPO") filed under the Securities Act. For purposes of this Section 1.2, "Company" includes any wholly owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 1.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Stockholder (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period. Each Stockholder will enter into any agreement reasonably required by the underwriters to the IPO to implement the foregoing within any reasonable timeframe so requested. The underwriters for any IPO are intended third-party beneficiaries of this Section 1.2 and will have the right, power and authority to enforce the provisions of this Section 1.2 as though they were parties hereto.

   1.3 **Drag Along Right.**

   1.3.1 If a Change of Control Event is approved by each of (i) the holders of a majority of the shares of capital stock, voting as a single class, and (ii) the Board, then each Stockholder will vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Change of Control Event and to execute and deliver all related documentation and take such other action in support of the Change of Control Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 1.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 1.3 will not apply to a Change of Control Event if the other party involved in such Change of Control Event is an affiliate or stockholder of the Company holding more than fifty percent (50%) of the voting power of the Company.

1.3.2   "**Change of Control Event**" means:

(a) the sale, lease, exchange, transfer, assignment or other disposition (other than liens and encumbrances created or arising in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Company's Board, so long as no foreclosure is consummated in respect of any such lien or encumbrance) of all or substantially all of the Company's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Company); provided, that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Company and any direct or indirect Subsidiary or Subsidiaries of the Company shall not be deemed a "Change of Control Event";

(b) the merger, consolidation, business combination, or other similar transaction of the Company with any other entity; provided, that a merger, consolidation, business combination, or other similar transaction that would result in (A) the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the total voting power represented by the voting securities of the surviving entity(either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) and (B) more than 50% of the total number of shares of capital stock of the surviving entity's (or its parent) outstanding immediately after such merger, consolidation, business combination, or other similar transaction being held by Persons who were stockholders of the Company immediately prior to the merger, shall not be deemed a "Change of Control Event"; or

(c) the recapitalization, liquidation, dissolution, or other similar transaction involving the Company; provided, that a recapitalization, liquidation, dissolution, or other similar transaction that would result in (A) the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the total voting power represented by the voting securities of the surviving entity (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) and (B) more than 50% of the total number of shares of capital stock of the surviving entity's (or its parent) outstanding immediately after such merger, consolidation, business combination, or other similar transaction being held by Persons who were stockholders of the Company immediately prior to the merger, shall not be deemed a "Change of Control Event."

1.4   **Right of First Refusal.**

1.4.1   Subject to the Transfer being permitted by this Rider, if any shareholder (a "**Transferring Stockholder**") entertains a bona fide offer to Transfer all or any portion of its shares ("**Offered Shares**") to any Person(s) (the "**Proposed Transferee(s)**"), other than (i) in a Permitted Transfer, (ii) in connection with a Drag-Along Sale pursuant to Section 1.3, or (iii) in connection with an IPO, such Transferring Stockholder may Transfer such Offered Shares only upon the satisfaction of the conditions set forth in this Section 1.4.

1.4.2   Each Transferring Stockholder shall first offer to Transfer the Offered Shares to the Company at the same price and on the terms and conditions identical in all material respects to those terms and conditions upon which the Transferring Stockholder intends to Transfer the Offered Shares to the Proposed Transferee(s). The Transferring Stockholder's offer shall be made by a written notice (the " **Notice of Proposed Transfer**") delivered to the Company not less than thirty (30) days prior to the proposed date of such Transfer. Such notice shall set forth the identity of the Proposed Transferee(s), the Offered Shares proposed to be Transferred, the proposed date of such Transfer, and the terms and conditions of the proposed Transfer, including price per Offered Share and any other terms and conditions or material facts relating to the proposed Transfer. Any Notice of Proposed Transfer delivered pursuant to this Section 1.4 shall be irrevocable for a period of thirty (30) days from the date of delivery (the "**Offer Period**"). During the Offer Period, the Transferring Stockholder shall provide to the Company all such other information relating to the Offered Shares, the Proposed Transferee(s) and the proposed Transfer as the Company may reasonably request. At any time within the Offer Period, the Company may, by delivering written notice to the Transferring Stockholder (the "**Purchase Notice**"), elect to accept the offer made by the Transferring Stockholder with respect to the Offered Shares. The Company shall purchase all, but not less than all, of the Offered Shares.

1.4.3   Each Transferring Stockholder hereby unconditionally and irrevocably grants to Investor a Secondary Refusal Right to purchase all or any portion of the Offered Shares not purchased by the Company pursuant to the Right of First Refusal. If the Company does not intend to exercise its Right of First Refusal with respect to all Offered Shares subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the Transferring Stockholder and to Investor to that effect no later than fifteen (15) days after the Transferring Stockholder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, Investor must deliver a Transferring Stockholder Notice to the Transferring Stockholder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

1.4.4   If any such Transfer involves consideration other than cash, any Person having rights under this Section 1.4 shall have the right to elect to pay, in lieu of such non-cash consideration, cash in an amount equal to the fair market value of such non-cash consideration as reasonably determined by the Board in good faith.

1.4.5   The consummation of the purchase and sale of the Offered Shares shall take place on such date, time and location ("**ROFR Closing**") as may be agreed upon by the Transferring Stockholder and Transferee; provided, that such date shall not be later than thirty (30) days after delivery of the Purchase Notice (as such period may be extended to the extent necessary to obtain any required regulatory approvals). At the ROFR Closing, the Transferring Stockholder shall deliver to the Transferee the Offered Shares free and clear of any liens, other than those liens under applicable securities laws and this Agreement. Payment of the purchase price for the Offered Shares shall be made by the Transferee at the ROFR Closing by wire transfer of immediately available funds to an account designated by the Transferring Stockholder.

1.4.6   If the Company does not accept the offer made by the Transferring Stockholder with respect to the Offered Shares within the Offer Period, and no other stockholder exercises its Secondary or Tertiary Refusal Rights as set forth above, then, subject to compliance with the provisions of this Agreement, the Transferring Stockholder shall have the right for a period of sixty (60) days following the expiration of the right of the Company to purchase the Offered Shares, to sell all (but not less than all) of the remaining Offered Shares to the Proposed Transferee(s) at not less than the price, and upon terms and conditions not more favorable to the Proposed Transferee(s), than those that were contained in the Notice of Proposed Transfer. Any Offered Shares not sold within such sixty (60) day period shall continue to be subject to the requirements of this Section 1.4.

1.5   **Exempt Transfers.** Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 1.1 shall not apply (a) in the case of a Transferring Stockholder that is an entity, upon a transfer by such Transferring Stockholder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Transferring Stockholder by the Company at a price no greater than that originally paid by such Transferring Stockholder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board, (c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Transferring Stockholder making such pledge, or (d) in the case of a Transferring Stockholder that is a natural person, upon a transfer of Transfer Stock by such Transferring Stockholder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, including any life partner or similar statutorily- recognized domestic partner, child (natural or adopted), or any other direct lineal descendant of such Transferring Stockholder (or his or her spouse, including any life partner or similar statutorily-recognized domestic partner) (all of the foregoing collectively referred to as "family members"), or any other relative/person approved by the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Transferring Stockholder or any such family members.

2.   **DISSENTERS' RIGHTS WAIVED.**

2.1   **Waiver.** Each Stockholder acknowledges that he, she or it is familiar with the provisions of § 262 of the DGCL ("**§ 262**" thereof) and §1300 et seq. of the California Corporations Code (the "**CCC**" and "**Chapter 13**" thereof). § 262 and Chapter 13 provides each Stockholder with, among other things, the right to require the Corporation to purchase such Stockholder's Shares upon a "reorganization" (as defined under the DGCL or CCC, as applicable). To the fullest extent permitted by law, each Stockholder hereby waives the application of, and each of the rights and benefits provided under, § 262, Chapter 13, and any applicable law or doctrine of similar effect or application. Each Stockholder acknowledges that such Stockholder has had the opportunity to consult with legal counsel regarding § 262 and Chapter 13, and the effect of such waiver, and agrees that such waiver is fair and reasonable.

2.2   **Waiver of Alternative Determination of Fair Market Value.** Without limiting the generality of the foregoing, each Stockholder waives any rights such Stockholder may have under the DGCL and CCC to have a court determine, or to have a court appoint any appraiser or other Person to determine, the fair market value of the dissenting shares.

2.3   **Waiver.** each Investor covenants and agrees as follows in this 2.3. Investor acknowledges and understands that, but for the waiver made in this 2.3, Investor may be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the CompanyŠs stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in § 220 of the DGCL (any and all such rights, and any and all such other rights of Investor as may be provided for in § 220, the "Inspection Rights"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and

Exchange Commission under the Securities Act of 1933, as amended, Investor hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to § 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights.

SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code
(Must be same state as in Section 1)   (Must be same state as in Section 1)

_____   _____
Mailing Address   Mailing Address
(Only if different from residence address)   (Only if different from residence address)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email address   Email address

Individual Subscriber Type of Ownership:

The Class B Common Shares subscribed for are to be registered in the following form of ownership:

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

☐   Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married) :

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐ Other

SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated: _____

_____	_____
Name of Entity (Typed or Printed)	Telephone Number
_____	_____
Signature of Authorized Person	Entity's Tax Identification Number
,_____	_____
Name & Title (Typed or Printed) of Signatory	Contact Person (if different from Signatory)
_____	_____
Principal Executive Office Address	Mailing Address (If different from principal executive office)
_____	_____
City, State & Zip Code (Must be same state as in Section 1)	City, State & Zip Code
_____	_____
Email address	Email address

Entity Subscriber Type of Ownership:

The Class B Common Shares subscribed for are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority :

☐ IRA Trust Account

☐ Other (Describe) :

ACCEPTANCE

This Subscription Agreement is accepted by MOTORSHIELD INC DBA MOTOSHIELD PRO on

As to: the principal amount in Class B Common Shares set forth in Item 2.a.; or Class B Common Shares.

                         MOTORSHIELD INC DBA MOTOSHIELD PRO

                         By:......................
                         Name: Rick Fung
                         Its: CEO

Counterpart Signature Page to bylaws of Motorshield Inc dba Motoshield Pro

IN WITNESS WHEREOF, the undersigned hereby executes this counterpart signature page to the bylaws of Motorshield Inc dba Motoshield Pro, as the same may be amended from time to time, and hereby authorizes Motorshield Inc dba Motoshield Pro to attach this counterpart signature page to the bylaws as executed by the other parties thereto.

_____
Signature

_____
Name (Typed or Printed)

_____
Signature of Second Individual, if applicable

_____
Name (Typed or Printed)